UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Yandex N.V.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

N97284108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	N97284108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Holding Cooperatief U.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

53,024,349

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

53,024,349

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,024,349

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	N97284108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

53,024,349

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

53,024,349

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,024,349

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No	N97284108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles P. Coleman III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

53,024,349

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

53,024,349

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,024,349

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	N97284108

Item 1.	(a).	Name of Issuer:

Yandex N.V.

(b).	Address of Issuer's Principal Executive Offices:

Laan Copes van Cattenburch 52 The Hague, the Netherlands, 2585 GB

Item 2.	(a).	Name of Person Filing:

Tiger Global Holding Cooperatief U.A. Tiger Global Management, LLC Charles P. Coleman III

(b).	Address of Principal Business Office, or if None, Residence:

Tiger Global Holding Cooperatief U.A.
Prins Bernhardplein 200
1097 JB Amsterdam
Netherlands

Tiger Global Management, LLC
101 Park Ave
48th Floor
New York, New York 10178

Charles P. Coleman III
c/o Tiger Global Management, LLC
101 Park Ave
48th Floor
New York, New York 10178

(c).	Citizenship: Tiger Global Holding Cooperatief U.A. – Dutch cooperative Tiger Global Management, LLC – Delaware limited liability company Charles P. Coleman III – United States citizen

(d).	Title of Class of Securities:

Class A Ordinary Shares

(e).	CUSIP Number:

N97284108

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

53,024,349 shares deemed beneficially owned by Tiger Global Holding Cooperatief U.A.
53,024,349 shares deemed beneficially owned by Tiger Global Management, LLC
53,024,349 shares deemed beneficially owned by Charles P. Coleman III

(b)	Percent of class:

37.4% deemed beneficially owned by Tiger Global Holding Cooperatief U.A. 37.4% deemed beneficially owned by Tiger Global Management, LLC 37.4% deemed beneficially owned by Charles P. Coleman III

Number of shares as to which Tiger Global Holding Cooperatief U.A. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	53,024,349	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	53,024,349	.

Number of shares as to which Tiger Global Management, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	53,024,349	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	53,024,349	.

Number of shares as to which Charles P. Coleman III has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	53,024,349	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	53,024,349	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this schedule 13G are owned by advisory clients of Tiger Global Management, LLC, none of which, other than the reporting persons listed herein, owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

Tiger Global Holding Cooperatief U.A.	/s/ Steven Boyd Signature Steven Boyd Director

Tiger Global Management, LLC	/s/ Charles P. Coleman III Signature Charles P. Coleman III Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2012 relating to the Class A ordinary shares of Yandex N.V. shall be filed on behalf of the undersigned.

Tiger Global Holding Cooperatief U.A.	/s/ Steven Boyd Signature Steven Boyd Director

Tiger Global Management, LLC	/s/ Charles P. Coleman III Signature Charles P. Coleman III Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

SK 03559 0004 1265289